Exhibit 2

Execution Version

DATED 13th June 2005

(1)	DISTACOM HONG KONG LIMITED

(2)	DISTACOM COMMUNICATIONS LIMITED

(3)	PCCW LIMITED

AGREEMENT FOR THE
SALE AND PURCHASE OF SHARES
IN SUNDAY COMMUNICATIONS LIMITED

RICHARDS BUTLER 20th Floor Alexandra House 16-20 Chater Road Central Hong Kong

THIS AGREEMENT is made on 13th June, 2005

BETWEEN:-

(1)	DISTACOM HONG KONG LIMITED, a company incorporated in Hong Kong whose registered office is at 6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (the "Vendor");

(2)	DISTACOM COMMUNICATIONS LIMITED, a company incorporated in Hong Kong whose registered office is at 6th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong (the "Vendor Guarantor"); and

(3)	PCCW LIMITED, a company incorporated in Hong Kong whose registered office is at 39th Floor, PCCW Tower, TaiKoo Place, 979 King's Road, Quarry Bay, Hong Kong (the "Purchaser").

WHEREAS:-

(A)	The Vendor is the legal and beneficial owner of 1,380,000,000 ordinary shares of HK$0.10 each in the capital of SUNDAY Communications Limited (the "Company"), representing approximately 46.15% of the issued share capital of the Company as at the date of this Agreement. The Company was incorporated in the Cayman Islands with limited liability. The shares of the Company are listed on the Main Board of the Stock Exchange (as defined below) and American Depository Receipts relating to the Company are listed on the NASDAQ National Market in the United States of America.

(B)	The Vendor Guarantor is the direct registered and beneficial owner of the entire issued share capital of the Vendor (other than one share held on its behalf by a nominee) and has agreed to guarantee the obligations of the Vendor under this Agreement.

(C)	The Vendor wishes to sell and the Purchaser wishes to purchase the Sale Shares (as defined below) on the terms and conditions set out in this Agreement.

(D)	The Parties acknowledge that the sale and purchase of the Sale Shares as set out herein will cause the Purchaser (or the wholly owned subsidiary of the Purchaser designated by it to purchase the Sale Shares) to be obliged to make a mandatory general offer for the Offer Shares, pursuant to the Takeovers Code.

IT IS HEREBY AGREED as follows:-

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Agreement where the context so admits, the following words and expressions shall have the following meanings:

"Balance Sheet Date"	31st December 2004;

"Business Day"	a day (excluding Saturday and any day on which a tropical cyclone warning no. 8 or above is hoisted at any time between 9:00 a.m. and 5:30 p.m. or on which a "black" rainstorm warning is hoisted at any time between 9:00 a.m. and 5:30 p.m.) on which licensed banks in Hong Kong are open for business;

"CCASS"	the Central Clearing and Settlement System established and operated by the Hong Kong Securities Clearing Company Limited;

"Completion"	completion of the sale and purchase of the Sale Shares as specified in Clause 5;

"Completion Date"	22nd June 2005 or such other date as the Parties may agree in writing;

"Condition"	the condition precedent set out in Clause 4.1;

"Consideration"	the total consideration for the Sale Shares being the sum specified in Clause 3.1;

"Executive"	means the Executive Director of the Corporate Finance Division of the SFC (or any delegate of that Executive Director);

"Group"	means the group of companies consisting of the Company and its subsidiaries and the expression "Group Company" shall be construed as any of them individually;

"Hong Kong"	the Hong Kong Special Administrative Region of the People’s Republic of China;

"Huawei"	Huawei Tech. Investment Co., Ltd, a company incorporated in Hong Kong;

"Huawei Agreements"	the Huawei Financing Agreement, the Huawei Sub-Contract and the Huawei Supply Contract, and a reference to a "Huawei Agreement" shall mean any of them

"Huawei Financing Agreement"	the Facility Agreement dated 13 May 2004 as amended and restated on 15 November 2004, and made between Mandarin Communications Limited

(a wholly owned subsidiary of the Company), the Company, Huawei and J P Morgan Chase Bank, N.A.;

"Huawei Sub-Contract"	the sub-contract dated 13th May 2004 and made between Huawei and Mandarin Communications Limited (a wholly owned subsidiary of the Company), pursuant to the Huawei Supply Contract, as amended pursuant to a supplemental agreement dated 15th November 2004;

"Huawei Supply Contract"	the Turn Key Contract for the Supply and Installation of a Mobile Communications Network and Associated Services dated 13 May 2004 and made between Mandarin Communications Limited (a wholly owned subsidiary of the Company) and Huawei, as amended pursuant to a supplemental agreement dated 15th November 2004, but excluding any of the annexes (as amended or supplemented) thereto;

"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;

"Offer"	the conditional cash offer to be made by the Purchaser to acquire all the Offer Shares;

"Offer Document"	the document containing the terms of the Offer to be despatched in connection with the Offer;

"Offer Shares"	all of the issued shares of the Company other than those that will, on Completion, already be owned by the Purchaser and persons acting in concert with the Purchaser;

"Parties"	the named parties to this Agreement and their respective successors and assigns;

"Resigning Directors"	the persons listed in Schedule 2;

"Sale Shares"	the 1,380,000,000 Shares representing approximately 46.15% of the issued share capital of the Company as at the date of this Agreement and any and all shares or other securities of the Company derived from or representing those Shares;

"SFC"	the Securities and Futures Commission of Hong Kong;

"Shares"	ordinary shares of HK$0.10 each in the issued share capital of the Company;

"Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers in force from time to time;

"Telecommunications Authority"	the Telecommunications Authority appointed under Section 5 of the Telecommunications Ordinance;

"Telecommunications Ordinance"	the Telecommunications Ordinance (Cap.106) of the laws of Hong Kong;

"Warranties"	the representations and warranties contained or referred to in Clause 7 and Schedule 1;

"HK$"	Hong Kong dollars, the lawful currency of Hong Kong; and

"US$".	United States dollars, the lawful currency of the United States of America.

1.2	References in this Agreement to Clauses and the Schedules are to clauses in and the schedules to this Agreement (unless the context otherwise requires). The Recitals and the Schedules to this Agreement shall be deemed to form part of this Agreement.

1.3	The expressions "the Vendor", "the Vendor Guarantor" and "the Purchaser" include their respective successors and assigns.

2.	SALE OF SALE SHARES

Subject to the terms and conditions of this Agreement, the Vendor shall sell, as legal and beneficial owner, and the Purchaser shall purchase, or procure the purchase by one of its wholly-owned subsidiaries of, the Sale Shares, free from all liens, charges and encumbrances and together with all rights now or hereafter attaching to them, including all rights to any dividends or other distributions declared, made or paid after the date of this Agreement.

3.	CONSIDERATION

3.1	The total consideration payable for the Sale Shares (the "Consideration") shall be the sum of HK$897,000,000 (eight hundred and ninety seven million Hong Kong dollars), being a price per Sale Share of HK$0.65.

3.2	The Consideration shall be payable by the Purchaser on Completion in accordance with Clause 5.4.1.

3.3	The Vendor shall not, except with the prior written consent of the Purchaser, create or permit to subsist any pledge, lien or charge over, or grant any option or other right or dispose of any interest in, all or any of the Sale Shares prior to Completion (other than the rights created herein).

3.4	The transfer of the Sale Shares shall be effected on the Company's principal register of members in the Cayman Islands, subject (if necessary) to the consent of the board of directors of the Company to the removal of the Sale Shares to that register and the Sale Shares shall remain on that register until title has been transferred to the Purchaser or one of its subsidiaries designated by the Purchaser.

4.	CONDITION PRECEDENT

4.1	Completion of this Agreement shall be conditional upon there being no breach of the representations and warranties set out in Schedule 1 to this Agreement prior to Completion. The Purchaser may waive the Condition, but the Vendor shall not be permitted to waive the Condition.

4.2	If the Condition is not satisfied (or waived by the Purchaser), all rights, obligations and liabilities of the Parties hereunder shall cease and terminate and none of the Parties shall have any claim against any other in respect of this Agreement save for claims (if any) in respect of any antecedent breaches of this Agreement.

5.	COMPLETION

5.1	Subject to fulfilment (or waiver by the Purchaser) of the Condition, Completion shall take place at 10:00 a.m. on the Completion Date, at 20/F, Alexandra House, 16-20 Chater Road, Central, Hong Kong (or at such other place and time as may be agreed by the Parties in writing) when all (but not some only) of the events described in this Clause 5 shall occur.

5.2	At Completion, the Vendor and the Vendor Guarantor shall deliver to the Purchaser:

	5.2.1	duly executed transfer form(s) in respect of all of the Sale Shares in favour of the Purchaser or its wholly owned subsidiary referred to in Clause 2 designated by the Purchaser or the nominee(s) of either of them together with (in respect of the relevant physical Sale Shares) the relative share certificate(s) and/or (in respect of the relevant Sale Shares held in CCASS) the relevant instructions to the relevant CCASS participant(s) to effect the transfer(s) of the relevant Sale Shares through CCASS to the Purchaser or its wholly owned subsidiary referred to in Clause 2 designated by the Purchaser or such person(s) having an account(s) with CCASS as may be notified in writing by the Purchaser to the Vendor at least 2 Business Days prior to the Completion Date;

	5.2.2	certified copies of the minutes of the meetings of shareholders and meetings of directors, or the written approvals of the shareholders or directors (as the case may be), of each of the Vendor and the Vendor Guarantor required to authorise the execution and completion of this Agreement by the Vendor and the Vendor Guarantor, and the performance by the Vendor and the Vendor Guarantor of their respective obligations hereunder;

	5.2.3	a legal opinion from Messrs Deacons, Hong Kong legal counsel for the Vendor and the Vendor Guarantor, confirming that the Vendor and the Vendor Guarantor are each validly incorporated and have the capacity to enter into this Agreement and that this Agreement constitutes the legal, valid and enforceable obligations of each of them; and

	5.2.4	if Hong Kong stamp duty is payable on the transfer of the Sale Shares, a cheque drawn in favour of "The Government of the Hong Kong Special Administrative Region" in the amount of the Vendor's 50% share of the estimated stamp duty payable in respect of the sale and purchase of the Sale Shares.

5.3	At Completion:

	5.3.1	the Vendor and the Vendor Guarantor shall deliver to the Company (with certified copies to the Purchaser) letters of resignation by all the Resigning Directors, expressed to be subject to the Offer proceeding, with effect from the later of (1) the first closing date of the Offer and (2) the date on which the Offer becomes or is declared unconditional (or such earlier date as the Executive under the Takeovers Code may permit) but otherwise unconditional and irrevocable, as directors of the Company and of each subsidiary of the Company of which they are respectively directors, confirming, in each case, that they have no claims against the Company or the relevant subsidiary (as the case may be), whether by way of compensation for loss of office or otherwise howsoever; and

	5.3.2	the Vendor shall procure that a board meeting of the Company is held at which resolutions shall be passed approving:-

		5.3.2.1	the resignations of the Resigning Directors, as directors of the Company referred to in Clause 5.3.1; and

		5.3.2.2	the appointment with effect from the date of posting of the Offer Document (or such earlier date specified by the Purchaser which the Executive has consented to), but otherwise on an unconditional and irrevocable basis, of such persons as the Purchaser shall nominate as directors of the Company;

and the Vendor shall deliver to the Purchaser certified copies of the minutes of the board meeting containing those resolutions; and

5.3.3	the Vendor shall procure that a board meeting of each key subsidiary of the Company nominated by the Purchaser is held at which resolutions shall be passed approving:

	5.3.3.1	the resignations of the Resigning Directors, as directors of such key subsidiary; and

	5.3.3.2	the appointment with effect from the date of the posting of the Offer Document (or such earlier date specified by the Purchaser which the Executive has consented to), but otherwise on an unconditional and irrevocable basis, of such persons as the Purchaser shall nominate as directors of such key subsidiary.

and the Vendor shall deliver to the Purchaser certified copies of the minutes of the board meetings of each such key subsidiary containing those resolutions.

5.4	At Completion and subject to compliance by the Vendor and the Vendor Guarantor with their respective obligations under Clauses 5.2 and 5.3, the Purchaser shall:

	5.4.1	pay, or procure the payment of, the Consideration in cash, by way of a cashier’s order drawn on a note-issuing bank in Hong Kong in favour of the Vendor, or by way of electronic transfer to an account of the Vendor notified by the Vendor to the Purchaser in writing at least three Business Days prior to the Completion Date; and

	5.4.2	deliver to the Vendor certified copies of a resolution of a duly appointed committee of the Purchaser's board of directors authorising the execution and completion of this Agreement.

5.5	If any of the Vendor, the Vendor Guarantor or the Purchaser shall be unable to comply with any of their respective obligations under Clauses 5.2, 5.3 or 5.4 (as the case may be) on or before the date fixed for Completion, the Party not in default may:-

	5.5.1	defer Completion to a date not more than 28 days after the said date (and so that the provisions of this Clause 5.5 shall apply to Completion as so deferred); or

	5.5.2	proceed to Completion so far as practicable but without prejudice to that Party's rights (whether under this Agreement generally or under this Clause) to the extent that the other Party shall not have complied with its obligations hereunder; or

	5.5.3	terminate this Agreement, without prejudice to any other rights or remedies of the terminating Party arising under this Agreement or otherwise.

5.6	The Vendor and the Vendor Guarantor shall procure that the board meetings referred to in Clause 5.3.2.2 and Clause 5.3.3.2 shall be convened and the requisite resolutions proposed to appoint persons nominated by the Purchaser as directors and shall further procure that the Resigning Directors and any other person designated by the Vendor or the Vendor Guarantor as a director of the relevant company shall vote in favour of the relevant resolutions and the Vendor and the Vendor Guarantor shall use all reasonable endeavours to ensure that the persons nominated as directors by the Purchaser are duly appointed. Provided that the Vendor and the Vendor Guarantor have complied with their foregoing obligations under this Clause 5.6, if the persons designated for appointment as directors by the Purchaser are not appointed and the Purchaser elects to proceed to Completion under Clause 5.5.2. or to terminate this Agreement under Clause 5.5.3, the Purchaser will not have a claim for damages or other remedy against the Vendor or the Vendor Guarantor as a result solely of the failure of the persons nominated for appointment as directors of the Company and the key subsidiaries by the Purchaser not having been so appointed, but without prejudice to any and all other claims, rights and remedies of the Purchaser under this Agreement or otherwise.

6.	FURTHER OBLIGATIONS

6.1	Upon an obligation arising on the Purchaser (or the wholly owned subsidiary of the Purchaser designated by it to purchase the Sale Shares) to make a mandatory general offer pursuant to Rule 26 of the Takeovers Code for the Offer Shares as a result of Completion of this Agreement and/or the performance of the Purchaser’s obligations hereunder, the Purchaser or the wholly owned subsidiary of the Purchaser designated by it to purchase the Sale Shares (as the case may be) shall announce as soon as is reasonably practicable as required pursuant to the Takeovers Code the making of the Offer.

6.2	The Purchaser undertakes to the Vendor and the Vendor Guarantor to fulfil its obligations, and to procure that any wholly owned subsidiary designated by it to purchase the Sale Shares will fulfil its obligations, under Rule 26 of the Takeovers Code.

6.3	The Parties undertake that they will comply with the Takeovers Code in relation to the Offer and they will each use all reasonable endeavours (and the Vendor and the Vendor Guarantor will through the Resigning Directors, use all reasonable endeavours) to procure that the Company shall supply such information as may be reasonably necessary to be included in the documents to be despatched or the announcements to be issued pursuant to the Takeovers Code in connection with the Offer, take respective responsibility for such information and authorise the publication, despatch and/or release of such documents and announcements.

6.4	The Vendor and the Vendor Guarantor shall use all reasonable endeavours, but without prejudice to the fiduciary duties of the relevant directors, to procure that the board of directors of the Company shall recommend acceptance of the Offer by the shareholders of the Company.

6.5	At all times after the date hereof and until the Offer shall become or be declared unconditional in all respects, each of the Vendor and the Vendor Guarantor shall refrain from deliberately taking any action or making any statement which is or may be prejudicial to the success of the Offer. Without prejudice to the generality of the foregoing, each of the Vendor and the Vendor Guarantor:

	6.5.1	shall not accept any other offer in respect of all or any of the Sale Shares respectively held by them;

	6.5.2	shall not sell, transfer, assign, pledge, charge or otherwise dispose of any Shares held by it except pursuant to the terms of this Agreement;

	6.5.3	shall not requisition any shareholders meeting of the Company without the prior written consent of the Purchaser;

	6.5.4	shall not make any offer to acquire the whole or any part of the issued share capital of the Company or permit any company in which the Vendor or the Vendor Guarantor (as the case may be), directly or indirectly, has any interest to make such an offer or solicit or encourage any other person to make such an offer;

	6.5.5	shall not acquire any interest in any other shares in, or other securities of, the Company; and

	6.5.6	shall not enter into any agreement or arrangement with any person, whether conditionally or otherwise, to do any of the acts referred to in this Clause 6.5.

6.6	Each of the Parties undertakes to the others that it shall execute and do and procure that there shall be executed and done all other documents and things as may be necessary or desirable to implement or give legal effect to the provisions of this Agreement.

6.7	At all times after the date hereof until the later of (1) the first closing date of the Offer and (2) the date on which the Offer shall become or be declared unconditional in all respects, each of the Vendor and the Vendor Guarantor shall use its respective reasonable endeavours to ensure that the business of the Group will be operated in the ordinary course and in particular (but without limiting the generality of the foregoing) that the Company and each of its subsidiaries shall not:

	6.7.1	dispose of any material assets used or required for the operation of its business;

	6.7.2	enter into, modify or agree to terminate any material contract;

	6.7.3	incur any capital expenditure on any individual item in excess of HK$5 million except to the extent committed to prior to the date of this Agreement or under the Huawei Agreements;

	6.7.4	make, or agree to make, material alterations to the terms and conditions of employment (including benefits) of any of its directors, officers or employees;

	6.7.5	allot or agree to allot any shares or other securities or repurchase, redeem or agree to repurchase or redeem any shares or other securities;

	6.7.6	pay any dividend or make any other distribution of its assets;

	6.7.7	borrow any sum in excess of amounts borrowed in the ordinary course of business and available to it at the date of this Agreement;

	6.7.8	create any encumbrance over its assets or its undertaking other than in the ordinary course of business;

	6.7.9	institute, settle or agree to settle any legal proceeding relating to its business, except debt collection in the normal course of business;

	6.7.10	appoint any new directors other than those new directors nominated by the Purchaser and referred to in Clauses 5.3.2.2 and 5.3.3.2; or

	6.7.11	alter any of the Group's financing arrangements in any material respect without the Purchaser's prior approval.

6.8	The Purchaser expressly acknowledges that of the ten directors of the Company, only four (namely Richard John Siemens, William Bruce Hicks, Kuldeep Saran and Kenneth Michael Katz) ("Relevant Directors") are directors of, or interested in, the Vendor and the Vendor Guarantor. Accordingly, provided that the Vendor and the Vendor Guarantor have otherwise complied with their obligations to use their respective reasonable endeavours and have not taken any action which might or might be expected to prevent the matters referred to in Clauses 6.3, 6.4 and 6.7 from taking place, the obligations of the Vendor and Vendor Guarantor under Clauses 6.3, 6.4 and 6.7 (but not under any other provision of this Clause 6 or any other provision of this Agreement) shall be qualified (if necessary) to the extent that the Vendor and the Vendor Guarantor shall not be in breach of their obligations thereunder if the Vendor and the Vendor Guarantor are unable to procure performance of the obligations referred to therein as a result of the actions of other directors of the Company and its subsidiaries and/or the Relevant Directors not comprising a majority of the board.

6.9	The Vendor Guarantor hereby irrevocably undertakes to the Purchaser that on or before Completion the Vendor Guarantor will not offer, sell, transfer, pledge, charge, create any right in respect of or grant any option over or otherwise dispose of any of its shares in the Vendor or any interest therein and will procure that the Vendor will not create, allot or issue any new shares or class of shares or securities.

6.10	If requested by the Purchaser after Completion, the Vendor shall procure that the entire legal and beneficial interest in all deferred shares in Mandarin Communications Limited held by the Vendor, the Vendor Guarantor or any of their respective subsidiaries will be transferred to a Group Company free from all liens, charges and encumbrances and together with all rights now or hereafter attaching to them, and will use its reasonable endeavours to procure that the remaining deferred shares of Mandarin Communications Limited which are not owned by a Group Company will be transferred to a Group Company on the same basis.

7.	WARRANTIES

7.1	The Vendor represents and warrants to the Purchaser that each of the Warranties set out in Schedule 1 is as at the date hereof and will on Completion remain true and accurate.

7.2	The Vendor acknowledges that the Purchaser has entered into this Agreement in reliance upon the Warranties and has been induced by them to enter into this Agreement.

7.3	Each of the Warranties shall be separate and independent and, save as expressly provided to the contrary, shall not be limited by reference to or inference from any other Warranty or any other term of this Agreement.

7.4	The benefit of the Warranties may be assigned by the Purchaser in whole or in part to any party acquiring the Sale Shares.

8.	RESTRICTIVE COVENANTS

8.1	Each of the Vendor and the Vendor Guarantor covenants with the Purchaser that it will not, during the period from the date of this Agreement until the date which is two years after Completion (either alone or jointly with, through or as manager, adviser, consultant or agent for or shareholder or investor in any person or holder of any other security in any person) directly or indirectly:

	8.1.1	be engaged, concerned or interested in or otherwise directly or indirectly exert any management control over, any company carrying on a mobile communications business in Hong Kong as a carrier licensee (as defined in the Telecommunications Ordinance) ("Competitor");

	8.1.2	(other than as a result of general advertisement without direct solicitation or contact) solicit or contact (with a view to the engagement or employment by any person) any senior employee or any person who has been a senior employee, officer (other than the Resigning Directors) or manager of any Group Company;

	8.1.3	do or say anything which is harmful to the reputation of any Group Company which may lead any person to cease to do business with any Group Company on substantially equivalent terms to those previously offered to any Group Company prior to Completion or not to engage in business with any Group Company, with the intent that each of the foregoing shall constitute an entirely separate and independent restriction on each of the Vendor and the Vendor Guarantor.

8.2	It is agreed between the parties that whilst the restrictions set out in Clause 8.1 are considered fair and reasonable, if it should be found that any of the restrictions be void as going beyond what is fair and reasonable in all the circumstances and if by deleting part of the wording or substituting a shorter period of time or different geographical limit or a more restricted range of activities for any of the periods of time, geographical limits or ranges of activities set out in Clause 8.1 it would not be void, then there shall be substituted such next less extensive period and/or limit and/or activity or such deletions shall be made as shall render Clause 8.1 valid and enforceable.

8.3	The Purchaser shall have the right at any time to serve a notice on the Vendor and the Vendor Guarantor for the purpose of deleting part of the wording or substituting a shorter period of time or smaller geographical limit or a more restricted range of activities for any of the periods of time, geographical limits or ranges of activities set out in Clause 8.1, and in that case, there shall be substituted such less extensive period and/or limit and/or activity or such deletions shall be made as shall render Clause 8.1 to operate accordingly from the date of this Agreement.

8.4	Nothing in Clause 8.1 shall apply in relation to the holding of shares or other securities by the Vendor or the Vendor Guarantor in a Competitor, provided that:

	8.4.1	the securities are listed on a recognised stock exchange and the total number of shares or other securities held by the Vendor and the Vendor Guarantor (as the case may be) do not amount to 5 per cent. or more of the issued shares or other securities of the company in question (the "Listed Company");

	8.4.2	the number of directors which the Vendor or the Vendor Guarantor (as the case may be) are entitled to appoint to the board of directors of the Listed Company does not, as a percentage of the total number of directors comprising the board of the Listed Company, exceed the Vendor's or the Vendor Guarantor's (as the case may be) holding in the shares or other securities of the Listed Company; and

	8.4.3	at all times, there is a holder of such shares or other securities holding (together with, where appropriate, that shareholder's "associates" within the meaning of that term as used in the Listing Rules) a larger percentage of such shares or other securities than the Vendor or the Vendor Guarantor (as the case may be).

9.	GUARANTEE

9.1	The Vendor Guarantor hereby irrevocably and unconditionally guarantees to the Purchaser the due and punctual performance of each obligation of the Vendor contained in this Agreement. The Vendor Guarantor shall pay to the Purchaser from time to time on demand a sum of money which the Vendor is at any time liable to pay to the Purchaser under or pursuant to this Agreement and which has not been paid at the time the demand is made. The obligations of the Vendor Guarantor under this Clause 9.1 are primary obligations and not those of a mere surety. If an obligation of the Vendor is void, voidable or unenforceable for any reason, the obligations of the Vendor Guarantor under this Clause 9.1 are unaffected and the Vendor Guarantor shall perform the Vendor's obligations as if it were primarily liable for the performance.

9.2	The obligations of the Vendor Guarantor under Clause 9.1 are continuing and are not satisfied, discharged or affected by an intermediate payment or settlement of account by or a change in the constitution or control of, or the insolvency of, or bankruptcy, winding up or analogous proceedings relating to the Vendor.

9.3	The liability of the Vendor Guarantor under Clause 9.1 is not affected by an arrangement which the Purchaser may make with the Vendor or with another person which (but for this Clause 9.3) might operate to diminish or discharge the liability of or otherwise provide a defence to a surety.

9.4	Without affecting the generality of Clause 9.3, the Purchaser may at any time as it thinks fit and without reference to the Vendor Guarantor:

	9.4.1	grant a time for payment or grant another indulgence or agree to an agreement, variation, waiver or release in respect of an obligation of the Vendor;

	9.4.2	give up, deal with, vary, exchange or abstain from perfecting or enforcing other securities or guarantees held by the Purchaser;

	9.4.3	discharge a party to other securities or guarantees held by the Purchaser and release all or any of those securities or guarantees; and

	9.4.4	compound with, accept compositions from and make other arrangements with the Vendor or a person or persons liable on other securities or guarantees held or to be held by the Purchaser.

9.5	So long as the Vendor is under an actual or contingent obligation under this Agreement, the Vendor Guarantor shall not exercise a right which it may at any time have by reason of the performance of its obligations under Clause 9.1 to be indemnified by the Vendor, to claim a contribution from another surety of the Vendor's obligations or to take the benefit (wholly or partly and by way of subrogation or otherwise) of any of the Vendor's rights under this Agreement or of any other security taken by the Purchaser in connection with this Agreement.

9.6	The liability of the Vendor Guarantor under Clause 9.1 is not affected by the avoidance of an assurance, security or payment or a release, settlement or discharge which is given or made on the faith of an assurance, security or payment, in either case, under an enactment relating to bankruptcy or insolvency.

10.	CONFIDENTIALITY AND DISCLOSURES

10.1	Save as required by law or the Stock Exchange, the SFC, the Takeovers Code or any applicable regulations of any regulatory authority, each of the Vendor and the Vendor Guarantor shall keep secret the possibility, terms and condition of the Offer until the relevant announcement regarding the same has been published by the Purchaser.

10.2	Each of the Vendor and the Vendor Guarantor understands and agrees that, in accordance with the Takeovers Code, particulars of this Agreement and the dealings of the Vendor and the Vendor Guarantor, persons acting in concert with them for the purposes of the Takeovers Code and each of their respective Associates (as defined in the Takeovers Code) in any shares in the capital of the Company (including subscription rights and derivatives) in the past six months will be contained in the Offer Document and that this Agreement will be available for inspection during the offer period (as defined in the Takeovers Code) and each of the Vendor and the Vendor Guarantor undertakes to make available to the Purchaser promptly upon request a written memorandum identifying all such dealings.

10.3	Each of the Vendor and the Vendor Guarantor undertakes to use its reasonable endeavours to ensure that the Company shall provide drafts of any and all announcements and other documents proposed to be made, released or despatched by or on behalf of the Company or the Vendor and/or the Vendor Guarantor in connection with the Offer and to incorporate the reasonable comments of the Purchaser in those announcements and other documents, but without prejudice to the obligations of the Company or the Vendor and/or the Vendor Guarantor (as the case may be) under any law, the Listing Rules or the Takeovers Code.

11.	COSTS

The Parties acknowledge and agree that each Party shall bear its own legal costs incurred in connection with the preparation and negotiation of this Agreement and matters incidental thereto.

12.	GENERAL

12.1	This Agreement shall be binding upon and enure for the benefit of the successors of the Parties.

12.2	This Agreement (together with any documents referred to herein or executed contemporaneously by the Parties in connection herewith) constitutes the whole agreement between the Parties and supersedes any previous agreements or arrangements between them relating to the subject matter hereof; it is expressly declared that no variations hereof shall be effective unless made in writing signed by duly authorised representatives of the Parties.

12.3	All of the provisions of this Agreement shall remain in full force and effect notwithstanding Completion (except insofar as they set out obligations which have been fully performed at Completion).

12.4	This Agreement may be executed in one or more counterparts, and by the Parties on separate counterparts, but shall not be effective until each Party has executed at least one counterpart and each such counterpart shall constitute an original of this Agreement but all the counterparts shall together constitute one and the same instrument.

12.5	No failure or delay by any Party in exercising any right, power or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of the same preclude any further exercise thereof or the exercise of any other right, power or remedy.

12.6	If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect, the legality, validity and enforceability of the remaining provisions of this Agreement shall not be affected or impaired thereby.

13.	NOTICES

13.1	Any notice, claim, demand, court process, document or other communication to be given under this Agreement (collectively "communications" in this Clause) shall be in writing in the English language and may be served or given personally or sent to the facsimile number of the relevant Party as specified in this Clause.

13.2	A change of address or facsimile number of the person to whom a communication is to be addressed pursuant to this Agreement shall only be effective on the second Business Day after the relevant notice of change has been served in accordance with the provisions of this Clause on the other Parties to this Agreement with specific reference in such notice that such change is for the purposes of this Agreement.

13.3	All communications shall be served by the following means and the addressee of a communication shall be deemed to have received the same within the time stated adjacent to the relevant means of despatch:-

Means of despatch	Time of deemed receipt

Facsimile	on despatch
Personal delivery	upon receipt

13.4	The initial addresses and facsimile numbers of the Parties for the service of communications and the persons for whose attention such communications are to be marked are as follows:-

To the Vendor:-

Address:	c/o Deacons, 5th Floor, Alexandra House, 16-20 Chater Road, Central,
Hong Kong
Facsimile no.:	(852) 2810 0431
Attention:	Mr. Keith Cole

To the Vendor Guarantor:-

Address:	c/o Deacons, 5th Floor, Alexandra House, 16-20 Chater Road, Central,
Hong Kong
Facsimile no.:	(852) 2810 0431
Attention:	Mr. Keith Cole

To the Purchaser:-

Address:	39th Floor, PCCW Tower, TaiKoo Place, 979 King's Road, Quarry
Bay, Hong Kong

Facsimile no.:	(852) 2962 5725
Attention:	Company Secretary

13.5	A communication served in accordance with this Clause shall be deemed sufficiently served and in proving service and/or receipt of a communication it shall be sufficient to prove that such communication was left at the addressee's address (in the case of personal delivery) or that the communication was properly transmitted by facsimile to the addressee. In the case of communication by facsimile transmission, such transmission shall be deemed properly transmitted on receipt of a report of satisfactory transmission printed out by the sending machine.

14.	GOVERNING LAW AND SUBMISSION TO JURISDICTION

This Agreement shall be governed by and construed in accordance with the laws of Hong Kong and the Parties hereto irrevocably submit to the non-exclusive jurisdiction of the Hong Kong courts for the purpose of enforcing any claim arising hereunder.

SCHEDULE 1

REPRESENTATIONS AND WARRANTIES

1.	CAPACITY

1.1	Each of the Vendor and the Vendor Guarantor is duly incorporated and validly existing and has power and authority to enter into and perform this Agreement and the other documents referred to in it.

1.2	This Agreement and the other documents referred to in it constitute (or shall constitute when executed) valid, legal and binding obligations on each of the Vendor and the Vendor Guarantor in the terms of this Agreement and the other documents referred to in it.

1.3	Compliance with the terms of this Agreement and the documents referred to in it shall not breach or constitute a default under any of the following:

	(a)	any provision of the memorandum or articles of association or equivalent constitutional documents of the Vendor or the Vendor Guarantor; or

	(b)	any agreement or instrument to which the Vendor or the Vendor Guarantor is a party or by which it is bound; or

	(c)	any order, judgment, decree or other restriction applicable to the Vendor or the Vendor Guarantor.

1.4	Except pursuant to clause 25.9(c) of the Huawei Financing Agreement as a result of the resignation of the Resigning Directors, neither the execution nor performance of this Agreement by the Vendor or the Vendor Guarantor nor the change of control of the Company resulting from a transfer of Shares representing more than 50% of the issued share capital of the Company under the Offer will:

	(a)	result in any Group Company losing the benefit of a permit, asset, lease, tenancy, licence, grant, subsidy, right or privilege which it enjoys at the date of this Agreement in any jurisdiction; or

	(b)	conflict with, or result in a breach of, or constitute a default or give rise to an event of default under, or require the consent of a person under, or enable a person to terminate, or relieve a person from an obligation under:

(i) any material agreement, arrangement, instrument, document or obligation to which any Group Company is a party or a legal or administrative requirement in any jurisdiction; or

(ii) the memorandum or articles of association or any other constitutive document of any Group Company;

(c) relieve any other party to any material agreement, arrangement or instrument with any Group Company or under which it is interested of such party's obligations to any Group Company thereunder or enable such party to determine such obligations or enforce any rights thereunder or determine any right or benefit to which any Group Company is entitled or result in the acceleration of any obligation under any such agreement, arrangement or instrument; or

(d) result in the creation or imposition of any lien, charge, encumbrance or any other third party rights whatsoever on any of the material property or assets of any Group Company.

2.	THE SALE SHARES

2.1	The Vendor is the registered and beneficial owner of 1,380,000,000 Shares representing 46.15% of the entire issued share capital of the Company.

2.2	The Sale Shares have been duly authorised, issued and allotted and are fully paid up or credited as fully paid up.

2.3	The Sale Shares are free from all pre-emption and priority rights, options, claims, equities, liens, charges, mortgages, encumbrances and third party rights of any kind.

2.4	The Sale Shares rank pari passu inter se and with all other Shares in issue.

2.5	The Sale Shares are all the Shares owned or held by the Vendor, the Vendor Guarantor and parties acting in concert (as defined in the Takeovers Code) with them.

3.	FINANCING AND SECURITY

3.1	Except for the Huawei Agreements, no Group Company is party to any loan agreements, vendor financing arrangements or other credit or indebtedness facilities or arrangements in relation to indebtedness or credit in an aggregate amount exceeding US$20 million.

3.2	Except for the security given under the Huawei Agreements, no guarantee, mortgage, charge, pledge, lien, assignment or other security agreement or arrangement has been given or entered into by any Group Company or any third party in respect of borrowings or other obligations of any Group Company in an aggregate amount exceeding US$20 million.

4.	CORPORATE MATTERS

4.1	Except for two dormant joint ventures, no Group Company is or has agreed to become a member of any partnership, joint venture, consortium or other unincorporated association. In relation to the two joint ventures, both of them are dormant, the joint venture agreements have been terminated and no Group Company has any material liability or obligation arising out of or in connection with either of them.

4.2	The subsidiaries shown on page 4 and listed on page 75 of the Company's 2004 Annual Report are all of the principal subsidiaries of the Company. The Company is the sole legal and beneficial owner of the whole allotted and issued share capital and all other issued securities (if any) of each of those principal subsidiaries (other than the non-voting deferred shares in the capital of Mandarin Communications Limited referred to in Clause 6.10). The whole of the allotted and issued share capital and all other issued securities (if any) of each other material subsidiary of the Company is solely legally and beneficially owned by another Group Company. No Group Company holds or beneficially owns, or has agreed to acquire, any securities of any other corporation.

4.3	Except for the security given under the Huawei Agreements, the shares of the Company's subsidiaries are free from encumbrances, there is no right to require any of the Company's subsidiaries to issue any share capital and no encumbrance affecting any unissued shares or other securities of the subsidiaries (and no commitment has been given to create any such encumbrance or for them to issue any share capital).

5.	SINCE THE BALANCE SHEET DATE

5.1	Since the Balance Sheet Date:

(a) no material adverse change has occurred in relation to the business, operations, assets, position (financial, trading or otherwise), profits or prospects of the Group and no event or circumstance has occurred that may result in such a material adverse change, taking into account industry trends and also taking into account the investment required to be made in the Group's 3G business;

(b) each Group Company has conducted its business in the normal course and as a going concern;

(c) save for amounts drawn down under the Huawei Agreements, no Group Company has borrowed or raised any money or taken any form of financial security or incurred contingent or other liabilities in an aggregate amount exceeding US$10 million which have not been publicly disclosed;

(d) no Group Company has issued or agreed to issue any share or loan capital; and

(e) except for capital expenditure financed under the Huawei Agreements, no Group Company has incurred any capital expenditure in excess of US$10 million.

6.	INSURANCE

The insurance policies maintained by or on behalf of the Group provide for indemnity cover against all losses and liabilities that are normally insured against by a person carrying on the same type of business as the Group. So far as the Vendor is aware, there are no material outstanding claims under, or in respect of the validity of, any of those policies and, so far as the Vendor is aware, there are no circumstances likely to give rise to any claim under those policies.

7.	CONTRACTS AND COMMITMENTS

7.1	Except for the Huawei Agreements, no Group Company is a party to or subject to any agreement or arrangement with a value exceeding US$10 million:

(a) which contains onerous or unusual terms or which was entered into otherwise than in the ordinary course of business; or

(b) which involves discounts, rebates or other special terms; or

(c) which restricts the trading activities of the Group in any way in any jurisdiction.

8.	LICENCES

8.1	Each Group Company has all necessary licences, consents, permits and authorities necessary to carry on its business in the places and in the manner in which its business is now carried on, all of which are valid and subsisting. Subject to the powers of the Telecommunications Authority under the Telecommunications Ordinance, there is no reason why any of those licences, consents, permits and authorities should be suspended, cancelled, revoked or not renewed on the same terms.

8.2	No material queries have been received from, or investigations or enquiries undertaken, by the Office of the Telecommunications Authority in Hong Kong, other than as a result of the performance of this Agreement by the parties.

9.	LITIGATION AND INVESTIGATION

9.1	No Group Company is engaged in any material litigation, administrative, mediation or arbitration proceedings or other proceedings or hearings before any statutory or governmental body, department, or other agency (except for debt collection in the normal course of business) or is the subject of any investigation, enquiry or enforcement proceedings by any such body, department or other agency and, so far as the Vendor is aware, no such proceedings, investigation or enquiry have been threatened or are pending and there are no circumstances likely to give rise to any such proceedings.

9.2	No Group Company is affected by any material existing or pending judgements or rulings and no Group Company has given any undertaking arising from legal proceedings to a court, governmental agency, regulatory body or third party.

9.3	No Group Company is party to any material outstanding investigation or dispute with the Inland Revenue Department.

10.	INTELLECTUAL PROPERTY

10.1	The intellectual property used in connection with the conduct of the business of each Group Company (whether or not registered):

	(a)	comprises all intellectual property required by it to conduct its business and, so far as the Vendor is aware, the business does not infringe any intellectual property rights of any third party; and

	(b)	is beneficially owned by it or licensed to that Group Company free from any licences to third parties which are materially prejudicial to the use of that intellectual property and will not be adversely affected by the transactions contemplated by this Agreement.

11.	OTHERS

The copies of the Huawei Agreements provided to the Purchaser for review are the current versions and up to date, including all material amendments.

SCHEDULE 2

RESIGNING DIRECTORS

Richard John Siemens

William Bruce Hicks

Kuldeep Saran

Kenneth Michael Katz

EXECUTION PAGE

IN WITNESS WHEREOF the parties hereto have executed this Agreement on the date appearing at the head hereof.

Signed by R Siemens	)
)
)
for and on behalf of	)
DISTACOM HONG KONG LIMITED	)
in the presence of:-)

/s/ KEITH RICHARD COLE
SOLICITOR
DEACONS
3RD-7TH & 18TH FLOORS
ALEXANDRA HOUSE
CENTRAL, HONG KONG SAR

Signed by R Siemens	)
)
)
for and on behalf of	)
DISTACOM COMMUNICATIONS	)
LIMITED	)
in the presence of:-)

/s/ KEITH RICHARD COLE
SOLICITOR
DEACONS
3RD-7TH & 18TH FLOORS
ALEXANDRA HOUSE
CENTRAL, HONG KONG SAR

Signed by Jack So Chak-Kwong	)
)
)
for and on behalf of	)
PCCW LIMITED	)
in the presence of:-)

GRAHAM P. WINTER
Solicitor
Hong Kong